UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 333-279859

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 2, 2024, WallachBeth Capital LLC, as the representative of the underwriters of the initial public offering (“Offering”) of Powell Max Limited (the “Company”), partially exercised the over-allotment option to purchase an additional 99,765 Class A Ordinary Shares of the Company (the “Additional Shares”), par value $0.0001 per share, at the public offering price of $4.00 per share (the “Option”). As a result, the Company raised gross proceeds of $399,060, in addition to the previously announced gross proceeds of $5,707,000, before deducting underwriting discounts and offering expenses. The closing for the Additional Shares took place on October 2, 2024.

A copy of the press release announcing the underwriters’ exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference. For more information regarding the Offering, please refer to the Company’s Current Report on Form 6-K furnished on September 6, 2024.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 2, 2024, announcing the exercise of the over-allotment option.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: October 2, 2024

2